DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

1300 I STREET, N.W.
WASHINGTON, D.C. 20005
202-962-7000
FAX 202-962-7111

WRITER'S DIRECT
212-450-4560

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

File No. 82-5151

April 10, 2002

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission a press release *"Telefónica Data Brasil Holding S.A. Announces the Minutes of the 1st Annual General Meeting and 2nd Extraordinary General Meeting"* dated April 8, 2002.

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-4560.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

Enclosure
cc w/ enc: Charles Allen

dlw 4/16

Telefónica

TELEFÔNICA DATA BRASIL HOLDING S/A

ANNOUNCES THE MINUTES OF THE 1st ANNUAL GENERAL MEETING AND 2nd EXTRAORDINARY GENERAL MEETING

April 08, 2002. (7 pages)

For more information, contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel: (55-11) 3549-7200
Fax: (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.net.br

(São Paulo – Brazil), (April 4th, 2002) - Telefônica Data Brasil Holding S/A announces the Minutes of the 1st Annual General Meeting and the 2nd Extraordinary General Meeting held on April 4th, 2002.

1. **Date, time and Venue of the Meetings:** April 4th, 2002, at 11:00 AM, at Brigadeiro Faria Lima Avenue, 1188, auditorium, in the Capital of the State of São Paulo

2. **Notification:** Notice published in the Office Gazette of the State of São Paulo and in the Gazeta Mercantil, of March 12, 13 and 14, 2002. **Agenda for the Ordinary Shareholders Meeting**: (1) Examine, discuss, and vote on the financial statements of the Company and its consolidated subsidiaries for the fiscal year ended 12/31/01; (2) Discuss the allocation of the fiscal year 2001 results; (3) Elect members of the Audit Committee; (4)Establish the remuneration for the members of the Board of Directors, the Administrative Council and the Audit Committee. **In the Extraordinary Shareholders' Meeting:** (1)Approval of the Capital increase, as approved by the Board of Directors' meeting held on February 26th, 2002. The global value for the corporate capital increase totals four hundred and ninety-five million, eighty thousand and four hundred and ninety-six reais, and ninety-seven cents (R$ 495,080,496.97), with the issuance of five hundred and seventy-seven billion, four hundred and eighty-eight million, forty thousand and three hundred and twenty-five (577,488,040,325) new shares. The issuance price of the new shares will be (R$ 0.8573) per lot of 1000 common or preferred shares, being one hundred and ninety-three billion, three hundred and ninety-three million, six hundred and sixty-one thousand and nine hundred and five (193,393,661,905) registered common shares and three hundred and eighty-four billion, ninety four million, three hundred and seventy-eight thousand and four hundred and twenty (384,094,378,420) registered preferred shares. The company's corporate capital will be increased from two hundred and seven million, seven hundred and ninety-nine thousand, three hundred and seventy-seven reais and ninety-five cents (R$ 207,799,377.95) to seven hundred and two million, eight hundred and seventy-nine thousand, eight hundred and seventy-four reais and ninety-two cents (R$ 702,879,874.92), being divided into one trillion, seventy-one billion, one hundred and fifty-three million, three hundred and eighty-five thousand and nine hundred and sixty-two (1,071,153,385,962) registered shares, of which three hundred and fifty-eight billion, seven hundred and sixteen million, one hundred and thirty-one thousand and four hundred and thirty-one (358,716,131,431) are common shares and seven hundred and twelve billion, four hundred and thirty-seven million, two hundred and fifty-four , five hundred and thirty-one (712,437,254,531) are preferred shares, all

without par value, in the consequence of the reform of the 5th article of the Company By-Laws and its consolidation.

3. **Attendants**: the shareholders of the Company representing more than 2/3 of its voting capital, in conformity with the records and signatures in the Shareholders Attendance Register No. 1, were present, allowing legal quorum for the meeting and its resolutions to be valid. Mr. Luiz Carlos Marques the representative of Arthur Andersen Auditores Independentes S/C Ltda and Adriana Pallis Romano, the Audit Committee member, were also present.

4. **Presiding Officers:** Gilmar Roberto Pereira Camurra – Chairman
Alexandre Mellão Hadad – Secretary

5. **Resolutions:** On opening the meeting, the Chairman explained that the minutes of the meeting would be drawn up as a summary of the occurred facts, only containing the transcription of the resolutions, as allowed by the article 130, paragraph 1 of the Corporate Law. He also informed that documents or proposals, voting statements or withdraws about the subjects to be deliberated should be presented in written form to the presiding officers.

5.1 – As for the analysis of the item "1" of the Agenda of Ordinary Shareholder Meeting, the Chairman informed that the documentation referring to the rendering of accounts by the management was at the disposal of the shareholders, including the Management Report, Balance Sheet and the remaining complete Financial Statements of the Company and the consolidated ones, duly accompanied by the Explanatory Notes, as well as the Report of Independent Auditors of Arthur Andersen S/C Ltda and the Report of the Audit Committee of the Company, all issued without any remarks and referring to the financial year ended December 31, 2001. Following, those present proposed waiving of the reading of said documents, which was accepted, because all those present were fully cognizant of their contents, which were published in full version in the Daily Official Gazette of the State of São Paulo as well as in the Gazeta Mercantil newspaper on February 27, 2002, abiding by the applicable legal provisions. The matter of item 1 of the Agenda was presented for discussion and subsequent voting, with the abstention of those legally impaired, being approved by unanimous voting of the shareholders present, as such, the Annual Management Report and accounts of the Management, composed of the complete Balance Sheet, Financial Statements and Explanatory Notes of the Company and the consolidated ones, being all expressly approved, without any restriction or reserve, all referring to the financial year ended December 31, 2001, based on the reports referring to the matter. The Proposal for the Allocation of the Results related to the year ended on December 31, 2001 was also equally approved.

5.2 – As for the item 2 of the Agenda of the Ordinary Shareholder Meeting about the Proposed Allocation of the Results of Operations referring to 2001, the documents were placed at the disposal of the Shareholders and, after reading of their contents, deliberated that the Net Loss for the Year, amounting to (twenty two million, nine hundred thousand, eight one reais and nine cents) R$22,900,081.09, accounted for in Retained Losses, and the Legal Reserve will not be constituted, according to the article 193 of the Law 6.404/76, either the provisions for dividend payments.

5.3 – As regards the item "3" of the Agenda, about the election of the members of the Audit Committee, after the indications duly received by the Presiding Officers and the counting of votes, the following persons were elected members of the Audit Committee of the Company, as effective members: Mrs. **Suely Valério Pinoti**, Brazilian, married, lawyer, registered in the OAB/SP under nº 35.313, bearer of identity card 3.012.263-6 SSP/SP, enrolled with the Individual Taxpayers' Register under CPF/MF No. 649.025.798-04, resident in Avenida

Moaci nº 2019, São Paulo – Capital; **Mr. Antonio José Coronetti**, Brazilian, married, accountant, bearer of identity card CRC No. RS/033013/0-2, enrolled with the Individual Taxpayers' Register under CPF No. 168.150.500-25, resident in the Capital of the State of Rio Grande do Sul, commercial address at Rua José Bonifácio No. 245, Porto Alegre – RS; **Cleuton Augusto Alves**, Brazilian, married, accountant, bearer of identity card RG nº 674786 - SSP/DF, enrolled with the Individual Taxpayers' Register under CPF nº 239.615.461-34, resident in the Capital of the State of São Paulo, commercial address at Rua do Livramento, n.º 66, bloco A, 1st floor, representing the controlling Shareholders, Mr. **Flávio Stamm**, Brazilian, married, business administrator, bearer of identity card RG No. 12.317.859 SSP/SP enrolled with the Individual Taxpayers' Register under CPF/MF No. 048.241.708/00, resident and domiciled at in the City of São Paulo, State of São Paulo, at Rua Patápio Silva, 223, Ap. 32, São Paulo – SP, representing the preferred shareholders, and as deputy member: Mrs. **Patrícia Andrea Tedesco**, Brazilian, single, lawyer, registered in the OAB/SP under nº 134.128, bearer of identity card 20.775.706 SSP/SP, enrolled with the Individual Taxpayers' Register under CPF/MF No. 154.822.268-24, resident in the Capital of the State of São Paulo, commercial address being Rua Martiniano de Carvalho, 851, 16th floor; Mrs. **Cristiane Barretto Sales,** Brazilian, married, business administrator, bearer of identity card RG No. nº 02.714.796-71 SSP/BA, enrolled with the Individual Taxpayers' Register under CPF 405.908.015-20, resident in the City of Salvador, in the State of Bahia, commercial address at Silveira Martins nº 1036, Salvador – Bahia; **Norair Ferreira do Carmo,** Brazilian, married, accountant, bearer of identity card 16.220.475 SSP/SP, enrolled with the Individual Taxpayers' Register under CPF/MF No. 054.307.008-51, resident in the Capital of the State of São Paulo, commercial address being Rua Martiniano de Carvalho, 851, 17th floor, representing the controlling Shareholders, and Mr. **Paulo Conte Vasconcellos**, Brazilian, married, business administrator, bearer of identity card RG No. 7.016.900.165 SSP/RS, enrolled with the Individual Taxpayers' Register under CPF/MF No. 387.452.910-04, resident and domiciled at Av. Professor Alceu Maynard Araújo nº 443, Block 2, Ap. 42, São Paulo – SP, representing the preferred shareholders.

5.4 – The item "4" of the Agenda, concerning the definition of the remuneration of the members of Board of Directors and the Audit Committee, was unanimously approved, with the abstention of those legally impaired, establishing that the annual global remuneration of the Directors shall be fixed in R$ 126.000,00 (one hundred twenty-six thousand reais), being the Board of Directors' duty to distribute it among the members and the Management. It was also unanimously approved, with the abstention of those legally impaired, that the remuneration of the members of the Audit Committee shall be 10% (ten percent) of the average remuneration attributed to members of the Executive Board, not computing in this calculation benefits, allowances and occasional profit sharing (variable compensation), on the terms of paragraph 3 of article 162 of Law No. 6404/76.

5.5 - Discussion of the agenda of the Extraordinary General Shareholder Meeting: approved, by the majorities of the attendants, the increase of the Capital Stock of the Company , for an amount of R$ 495,080,496.97 (four hundred ninety-five million, eighty thousand, four hundred ninety six *reais* and ninety seven cents), with the emission of 577,488,040,325 (five hundred seventy-seven billion, four hundred eighty-eight million, forty thousand, three hundred twenty five) new shares, at the value of R$0.8573 per thousand shares, common and preferred, of which 193,393,661,905 (one hundred ninety-three billion, three hundred ninety-three million, six hundred sixty one thousand, nine hundred and five) are common shares and 384,094,378,420 (three hundred eighty-four billion, ninety four million, three hundred seventy-eight thousand, four hundred twenty) are preferred shares. Accordingly, the Capital Stock of the Company will go from the current R$ 207,799,377.95 (two hundred seven million, seven hundred ninety-nine thousand, three hundred seventy-seven reais and ninety-five cents) to R$ 702,879,874.92 (seven hundred two million, eight hundred seventy-nine thousand, eight hundred seventy four *reais* and ninety two cents) represented by 1,071,153,385,962 (one trillion, seventy one billion, one hundred fifty three million, three

hundred eight five thousand, nine hundred sixty two) shares of which 358,716,131,431 (three hundred fifty eight billion, seven hundred sixteen million, one hundred thirty one thousand, four hundred thirty one) are common shares and 712,437,254,531 (seven hundred twelve billion, four hundred thirty seven million, two hundred fifty four thousand, five hundred thirty one) are preferred shares, all at par value. The modification of article 5 of the Company's by-laws to reflect the new capital stock now reads:

"Article 5 – The Capital stock subscribed and fully integrated amounts R$702,879,874.92 (seven hundred two million, eight hundred seventy- nine thousand, eight hundred seventy four *reais* and ninety two cents) represented by 1,071,153,385,962 (one trillion, seventy one billion, one hundred fifty three million, three hundred eight five thousand, nine hundred sixty two) shares of which 358,716,131,431 (three hundred fifty eight billion, seven hundred sixteen million, one hundred thirty one thousand, four hundred thirty one) are common shares and 712,437,254,531 (seven hundred twelve billion, four hundred thirty seven million, two hundred fifty four thousand, five hundred thirty one) are preferred shares, all at par value.

Sole Paragraph – The shares will be maintain at deposit account in financial institution in the name of the owners, without the emission of certificates.

6 – On closing the meeting the Chairman informed that the corporate publications of the Company, as demanded by law will be modified, moving from the "Gazeta Mercantil" newspaper to "Valor Econômico" newspaper. There being no further matters in the Agenda, the Chairman finished the meeting, and draw up the present minutes as a Summary, according the paragraph 1st of the article 130 of the Law 6.404/76, together with the Company's By-Law modified by the change approved in this Meeting. After the meeting, the minutes were read and then approved and signed by the shareholders present thus representing a true reproduction of the matters and resolutions of the Meeting.

SP, April 4th, 2.002

Gilmar Pereira Camurra

Chairman

Alexandre Mellão Hadad

Secretary

p.p. SP TELECOMUNICAÇÕES HOLDING S.A.

p.p. TELÉFONICA INTERNACIONAL S.A.

p.p. TELE IBERO AMERICANA LTDA.

p.p. STATE OF MINNESOTA STATE EMPLOYEES RET PLAN

p.p. TEMPLETON LATIN AMERICA FUND

p.p. CSAM FIG PREMIUM FUNDO DE INVEST EM AÇÕES

p.p. CSFB EQUITY INVESTMENTS (NETHERLANDS) B V

p.p. CSAM INDEX FUNDO DE INVESTIMENTO EM AÇÕES

p.p. CSAM FIG FUNDO DE INVESTIMENTO EM AÇÕES

p.p. CSFB GARANTIA PROPRIO F M DE INV EM AÇÕES C

p.p. CSAM IBOVESPA PLUS FDO INVEST EM AÇÕES

p.p. BCO INV. CRED. SUISSE FIRST BOSTON S/A

p.p. HEDGING-GRIFFO TOP FDO DE INVEST FINANCEIRO

p.p. HEDGING-GRIFFO VERDE FUNDO DE INV FINANCEIRO

p.p. HEDGING-GRIFFO CARTEIRA ADMINISTRADA CAMB F

p.p. HEDGING-GRIFFO CARTEIRA ADMINISTRADA REAL F

p.p. HEDGING-GRIFFO MASTER FDO DE INV FINANCEIRO

p.p. HEDGING-GRIFFO STRATEGY II FDO INV EM AÇÕES

p.p. HEDGING-GRIFFO 89 FUNDO DE INVEST FINAN

p.p. HEDGING-GRIFFO CT ADM CAMB CE F I FINANCEIR

p.p. HEDGING-GRIFFO ESPELHO FDO INV FINANCEIRO

p.p. HEDGING-GRIFFO PALMEIRAS FIF

p.p. HEDGING-GRIFFO STAR FUNDO DE INVEST FINANCEI

p.p. HEDGING GRIFFO VERDE 14 FUNDO DE INVEST FIN

p.p. CLUBE DE INVESTIMENTO HEDGING-GRIFFO STRATE

p.p. HEDGING-GRIFFO TALI FIF

p.p. HEDGING GRIFFO BETA 14 FDO INV TIT VAL MOBI

p.p. UTILITIES EMERGING MARKETS FUND LLC

p.p. HEDGING-GRIFFO BRAZIL FUND LLC

Luiz Carlos Marques
External Auditors

Adriana Pallis Romano
Audit Committee Representative